13012364

SEC
Mail Processing
Section
FEB 27 2013
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49672

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NFP Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 S. Capital of Texas Hwy. Bldg. 2 Suite 125
(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Yin (512) 697-6940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kelly Yin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NFP Securities Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Devon M Green
My Commission Expires
12/09/2016

NOTARY PUBLIC STATE OF TEXAS

Signature

VP, CONTROLLER, FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NFP Securities, Inc.

Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5
Under the Securities Exchange Act of 1934
December 31, 2012

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NFP Securities, Inc.

Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5
Under the Securities Exchange Act of 1934
December 31, 2012

February 25, 2013

Securities and Exchange Commission
SEC Headquarters
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Dear Sir/Madam:

We submit herewith the following reports of NFP Securities, Inc. (the "Company"):

- Two copies of the Company's Statement of Financial Condition as of December 31, 2012.
- Two copies of the Company's Financial Statements and Supplemental Schedules pursuant to Rule 17a-5 of the Securities and Exchange Commission for the year ended December 31, 2012.
- Two copies of our letter regarding the Company's internal control.
- Two copies of our report over Transitional Assessment Reconciliation (Form SIPC-7) for the twelve month period ended December 31, 2012 and the Company's completed Form SIPC-7.

It is our understanding that the Company's Financial Statements and Supplemental Schedules, which are bound separately from the Statement of Financial Condition, shall be deemed confidential pursuant to the disclosure standard set forth in paragraph (e)(3) of Rule 17a-5.

Very truly yours,

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

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Report of Independent Accountants

To the Board of Directors and Shareholder of NFP Securities, Inc:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of NFP Securities, Inc. for the year ended December 31, 2012, which were agreed to by NFP Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating NFP Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2012. Management is responsible for NFP Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose

We have been informed that, under NFP Securities, Inc.'s interpretation of deduction 2c(8) "Other revenue not related either directly or indirectly to the securities business", would include NFP Securities, Inc.'s cash management revenue as NFP Securities, Inc. (the "Company") operates as cash management function for its parent company, National Financial Partners Corp., and recognizes "Administrative Service Fee Income from Affiliates" which is included in the Total revenue of the Company's FOCUS report (line 12, Code 4030). The Company considers this Administrative Service Fee Income from Affiliates as revenue not directly or indirectly related to the securities business generated through the Company through its normal operations. As such it is their conclusion that revenue should be excluded from revenue through deduction 2c(8). SIPC has made no definitive conclusion on this matter.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows for the year ended December 31, 2012 ("Form SIPC-7): A payment of $116,012 which we traced and agreed to the copy of the check (Check #31811) on July 27, 2012 and a payment in the amount of $242,223 which we traced and agreed to the copy of the check (Check #33007) on February 22, 2013. No exceptions were noted.
2. Compared the total revenue amount reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the total revenue amount of $887,909,789 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2012. We tied to the total revenue in the audited financial statements of $887,909,787, noting a $2 variance. No further exceptions were noted.

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3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared 2b additions on page 2, item 2b (4) of Form SIPC 7 in the amount of $50,972,000 with the trial balance, noting no exceptions.

   b. Compared the deduction amount reported on page 2, item 2c, 1 of Form SIPC-7 in the amount $151,825,856 to commission fees from annuities, 12b-1 fees and life settlements to the trial balance received from Kelly Yin, Controller. No exceptions were noted. We traced the trial balance to the financial statements for the year ended December 31, 2012. No exceptions were noted.

   c. Compared the deduction amount reported on page 2, item 2c, 3 of Form SIPC-7 in the amount of $1,027,202 to clearing fees to the trial balance received from Kelly Yin, Controller. No exceptions were noted. We traced the trial balance to the financial statements for the year ended December 31, 2012. No exceptions were noted.

   d. Compared the deduction amount reported on page 2, item 2c, 6 of Form SIPC-7 in the amount of $1,120,347 to CD's and treasury funds to trial balance received from Kelly Yin, Controller. No exceptions were noted. We traced the trial balance to the financial statements for the year ended December 31, 2012. No exceptions were noted.

   e. Compared the deduction amount reported on page 2, item 2c, 8 of Form SIPC-7 in the amount of $590,693,325 to Cash Management revenue reported on the trial balance and financial statements for the year ended December 31, 2012. No exceptions were noted. The Company informed us that they consider this administrative service fee income from affiliates as revenue not directly related to the securities business generated through NFP Securities, Inc.'s operations since they are revenues generated by individual NFP firms and not generated directly by NFP Securities Inc. Administrative service fee income from affiliates is revenue generated by NFP Firms and assigned over to NFP Securities, Inc. Management inquired with SIPC and the SEC and informed us that they have not received positive confirmation from SIPC or the SEC as to the appropriateness of the deduction.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $143,294,031 and$358,235 respectively of the Form SIPC-7. We noted no exceptions in the mathematical accuracy of the calculation.

Recalculated all subtotals and totals on Form SIPC-7, pages 1 and 2, and the mathematical accuracy of the amounts listed in procedures 2 and 3 above. We noted no exceptions in the mathematical accuracy of the 12 month history income statement or trial balance. We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not

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express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of NFP Securities, Inc, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers L.L.P.

February 25, 2013

pwc

Report of Independent Accountants

To the Board of Directors and Shareholder of NFP Securities, Inc:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of NFP Securities, Inc. for the year ended December 31, 2012, which were agreed to by NFP Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating NFP Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2012. Management is responsible for NFP Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose

We have been informed that, under NFP Securities, Inc.'s interpretation of deduction 2c(8) "Other revenue not related either directly or indirectly to the securities business", would include NFP Securities, Inc.'s cash management revenue as NFP Securities, Inc. (the "Company") operates as cash management function for its parent company, National Financial Partners Corp., and recognizes "Administrative Service Fee Income from Affiliates" which is included in the Total revenue of the Company's FOCUS report (line 12, Code 4030). The Company considers this Administrative Service Fee Income from Affiliates as revenue not directly or indirectly related to the securities business generated through the Company through its normal operations. As such it is their conclusion that revenue should be excluded from revenue through deduction 2c(8). SIPC has made no definitive conclusion on this matter.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows for the year ended December 31, 2012 ("Form SIPC-7): A payment of $116,012 which we traced and agreed to the copy of the check (Check #31811) on July 27, 2012 and a payment in the amount of $242,223 which we traced and agreed to the copy of the check (Check #33007) on February 22, 2013. No exceptions were noted.
2. Compared the total revenue amount reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the total revenue amount of $887,909,789 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2012. We tied to the total revenue in the audited financial statements of $887,909,787, noting a $2 variance. No further exceptions were noted.

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3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared 2b additions on page 2, item 2b (4) of Form SIPC 7 in the amount of $50,972,000 with the trial balance, noting no exceptions.

    b. Compared the deduction amount reported on page 2, item 2c, 1 of Form SIPC-7 in the amount $151,825,856 to commission fees from annuities, 12b-1 fees and life settlements to the trial balance received from Kelly Yin, Controller. No exceptions were noted. We traced the trial balance to the financial statements for the year ended December 31, 2012. No exceptions were noted.

    c. Compared the deduction amount reported on page 2, item 2c, 3 of Form SIPC-7 in the amount of $1,027,202 to clearing fees to the trial balance received from Kelly Yin, Controller. No exceptions were noted. We traced the trial balance to the financial statements for the year ended December 31, 2012. No exceptions were noted.

    d. Compared the deduction amount reported on page 2, item 2c, 6 of Form SIPC-7 in the amount of $1,120,347 to CD's and treasury funds to trial balance received from Kelly Yin, Controller. No exceptions were noted. We traced the trial balance to the financial statements for the year ended December 31, 2012. No exceptions were noted.

    e. Compared the deduction amount reported on page 2, item 2c, 8 of Form SIPC-7 in the amount of $590,693,325 to Cash Management revenue reported on the trial balance and financial statements for the year ended December 31, 2012. No exceptions were noted. The Company informed us that they consider this administrative service fee income from affiliates as revenue not directly related to the securities business generated through NFP Securities, Inc.'s operations since they are revenues generated by individual NFP firms and not generated directly by NFP Securities Inc. Administrative service fee income from affiliates is revenue generated by NFP Firms and assigned over to NFP Securities, Inc. Management inquired with SIPC and the SEC and informed us that they have not received positive confirmation from SIPC or the SEC as to the appropriateness of the deduction.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $143,294,031 and$358,235 respectively of the Form SIPC-7. We noted no exceptions in the mathematical accuracy of the calculation.

Recalculated all subtotals and totals on Form SIPC-7, pages 1 and 2, and the mathematical accuracy of the amounts listed in procedures 2 and 3 above. We noted no exceptions in the mathematical accuracy of the 12 month history income statement or trial balance. We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not

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express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of NFP Securities, Inc, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers L.L.P.

February 25, 2013

pwc

Report of Independent Auditors on
Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors and Shareholder of NFP Securities, Inc:

In planning and performing our audit of the financial statements of NFP Securities, Inc. (the "Company") as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the:

1. periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and for determining

2. compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers L.L.P.

February 25, 2013

pwc

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors and Shareholder of NFP Securities, Inc:

In planning and performing our audit of the financial statements of NFP Securities, Inc. (the "Company") as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the:

1. periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and for determining

2. compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers L.L.P.

February 25, 2013

NFP Securities, Inc.
Table of Contents
December 31, 2012

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Independent Auditor's Report

To the Board of Director and Shareholder of NFP Securities, Inc:

We have audited the accompanying financial statements of NFP Securities, Inc (the "Company"), which comprise the statement of financial condition as of December 31, 2012 and the related statements of income, of changes in shareholder's equity and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

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Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NFP Securities, Inc at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the financial statements, the Company has extensive transactions and relationships with affiliated parties.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under Securities and Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers L.L.P.

February 25, 2013

NFP Securities, Inc.
Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	68,556,009
Receivable from brokers, dealers and clearing firm		16,034,118
Receivable from affiliates		724,056
Property and equipment, net		3,403,812
Other assets		3,430,619
Total assets	$	92,148,614
Liabilities		
Payable for concessions, commissions and fees	$	16,618,211
Accounts payable and other accrued liabilities		6,605,676
Payable to affiliates		20,626,680
Total liabilities		43,850,567
Shareholder's equity		
Common stock, par value $1.00 per share, 500 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		5,104,312
Retained earnings		43,193,635
Total shareholder's equity		48,298,047
Total liabilities and shareholder's equity	$	92,148,614

The accompanying notes are an integral part of these financial statements.

NFP Securities, Inc.
Statement of Income
Year Ended December 31, 2012

Revenues	
Administrative service fee income from affiliates	$ 590,693,325
Commission income	163,492,826
Investment advisory services	102,864,396
Other income	30,859,240
Total revenues	887,909,787
Expenses	
Affiliates' expense	534,171,696
Commission expense	114,833,883
Investment advisory expense	82,156,444
Compensation and benefits	17,347,127
Clearing and brokerage	1,033,469
Communications, data processing and advertising	2,808,692
Other	25,508,862
Total expenses	777,860,173
Income before income tax provision	110,049,614
Income tax provision	38,629,217
Net income	$ 71,420,397

The accompanying notes are an integral part of these financial statements.

NFP Securities, Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2012

	Common Stock				
	Shares Issued and Outstanding	Amount	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2011	100	$ 100	$ 5,104,312	$ 39,773,238	$ 44,877,650
Net income	-	-		71,420,397	71,420,397
Dividends to Parent	-	-		(68,000,000)	(68,000,000)
Balance at December 31, 2012	100	$ 100	$ 5,104,312	$ 43,193,635	$ 48,298,047

The accompanying notes are an integral part of these financial statements.

NFP Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2012

Cash flow from operating activities	
Net income	$ 71,420,397
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	2,637,495
(Increase) decrease in operating assets	
Receivable from brokers, dealers and clearing firm	(449,567)
Receivable from affiliates	117,007
Other assets	(978,391)
Increase (decrease) in operating liabilities	
Payable for concessions, commissions and fees	2,564,204
Accounts payable and other accrued liabilities	(2,611,981)
Payable to affiliates	(23,768,920)
Net cash provided by operating activities	48,930,244
Cash flow from investing activities	
Purchases of property and equipment	(957,963)
Net cash used in investing activities	(957,963)
Cash flow from financing activities	
Dividends to Parent	(68,000,000)
Net cash used in financing activities	(68,000,000)
Net decrease in cash and cash equivalents	(20,027,719)
Cash and cash equivalents	
Beginning of year	88,583,728
End of year	$ 68,556,009
Supplementary disclosure of cash flow information	
Incomes taxes paid to Parent	$ 34,079,226

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

NFP Securities, Inc. (the "Company"), a Texas Corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and a registered investment advisor. The Company is an introducing broker that provides securities brokerage services to affiliated and nonaffiliated entities and registered representatives.

The Company is a wholly owned subsidiary of National Financial Partners Corp. (the "Parent" or "NFP"). The Parent has acquired financial services entities (the "Firms") through the execution of certain agreements ("Merger Agreements"). Individuals (the "Principals") manage the Firms under management agreements ("Management Agreements") with the Parent. The Parent requires the majority of Principals and Firms to transact all securities related activities through the Company. In addition, the revenue earned by the Firms is assigned to the Company under the Merger Agreements and Management Agreements. The Company provides administrative services to the Firms pursuant to administrative services agreements ("Administrative Services Agreements").

2. Significant Accounting Policies

General
The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company does not carry customer accounts or hold funds or securities for customers, but operates as an introducing broker on a fully disclosed basis and forwards all transactions to one clearing broker-dealer ("clearing broker") or directly to the product fund or carrier.

Estimates
The preparation of the financial statements in accordance with GAAP requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Administrative Service Fee Income From Affiliates
The Company records revenue earned by the Firms and assigned to the Company as administrative service fee income in accordance with the Management Agreements and the Merger Agreements. Such income is derived from the sale of life insurance and wealth transfer, corporate and executive benefits, and financial planning and investment advisory services. Administrative service fee income is recognized when the fees or premiums are received by the Firms or the Principals, pursuant to the Merger Agreements and Management Agreements.

Affiliates' Expenses
The Company makes contractual payments to the Firms under the Administrative Services Agreements. In addition, the Company incurs fees to principals under the Management Agreements. The Parent pays principal fees earned on nonsecurities transactions to the Principals, or entities owned by the Principals, and the Company reimburses the Parent. The Parent also allocates general and administrative expenses to the Company.

Commission Income and Investment Advisory Services

The Company earns commissions related to the sale of securities and certain investment-related insurance products. Such commission income and related expenses are recorded on a trade date basis.

The Company also earns investment advisory fees for offering financial advice and related services. These fees are based on a percentage of assets under management and are generally paid quarterly. In certain cases, incentive fees may be earned based on the performance of the assets under management. The Company charges flat fees for the development of a financial plan or a flat fee annually for advising clients on asset allocation. Transaction-based fees, including incentive fees, are recognized when all contractual obligations have been satisfied.

Securities Transactions

Customer accounts are held by the clearing broker or other unaffiliated financial institutions. Commission income and expenses related to customers' securities transactions are reported on a trade date basis.

Securities owned and securities sold, not yet purchased are stated at fair values and represent securities positions of the Company that are results of trades executed on behalf of customers, which are subsequently not honored by the customers. These amounts are included in other assets or accounts payable and other accrued liabilities on the Statement of Financial Condition.

Income Taxes

The accounts of the Company are included in the consolidated federal income tax return filed by the Parent. The provision for income tax is calculated on a separate return basis. The amount of current federal tax or benefit calculated is either remitted to or received from the Parent. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities. The amount of current and deferred income taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred income tax expense or benefit is recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

GAAP requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The potential risks related to these positions do not impact the Company's financial statements due to the indemnification in the tax sharing agreement with the Parent with respect to any such items.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents of $275,345 include investments in money market mutual funds.

Property, Equipment and Depreciation

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, generally three to five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or terms of the leases.

3. Deposits Held by Clearing Broker and Clearing Organization

Under the terms of the clearing agreements between the Company and the clearing broker and clearing organization, the Company is required to maintain a certain level of cash on deposit with the clearing broker and clearing organization. Should the clearing broker and clearing organization suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing broker and clearing organization. Included in other assets on the Statement of Financial Condition is approximately $60,000 of funds on deposit with the clearing broker and a clearing organization.

4. Property and Equipment

The following is a summary of property and equipment for the year ended December 31:

Furniture and fixtures	$ 1,264,622
Hardware	3,644,291
Software	8,969,828
Leasehold improvements	1,099,202
	14,977,943
Less: Accumulated depreciation	(11,574,131)
	$ 3,403,812

Depreciation expense for 2012 was $2,637,495.

5. Income Taxes

The provision for income taxes is composed of the following items:

Federal	$ 38,457,137
State	172,080
	$ 38,629,217

The Company's effective tax rate is 35.1% on pretax income, which differs from the United States federal tax rate of 35% due principally to State taxes. The State taxes are provided on the gross revenues apportioned to Texas. The Company is included in a consolidated U.S. Federal income tax return, as well as other State and local tax returns that are filed by the Parent. As of December 31, 2012, the Parent is subject to U.S. federal income tax examinations for the tax years 2009 through 2011, and to various state and local income tax examinations for the tax years 2004 through 2011. In the event any State or Local taxing authority informs the Company of any adjustment, claim or assessment of tax, the Company would be indemnified by the Parent based on the tax sharing agreement.

During 2012, the Company made income tax payments to its Parent in the amount of $34,079,226 which covered a part of 2011 income tax. The Company had no deferred income tax assets or liabilities at December 31, 2012.

6. Related Party Transactions

The Company has extensive transactions and relationships with affiliate companies. Because of these relationships, the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

The Company has an expense agreement with NFP Insurance Services, Inc. (the "NFPISI"), a wholly owned subsidiary of the Parent, in which NFPISI pays and allocates shared services' overhead expenses of the Company, including compensation and benefits, communications, data processing and advertising, and other expenses. The company has expensed $8,443,350 in 2012 and reimburses NFPISI on a regular basis. At December 31, 2012, an amount payable to NFPISI of $622,615 is included in payable to affiliates in the accompanying Statement of Financial Condition.

Substantially all revenue generated by the Parent's acquired Firms and/or producers affiliated with the acquired Firms has been assigned to and deposited directly in centralized bank accounts maintained by the Company in accordance with the Merger Agreements and Management Agreements. The Company recognized Administrative Fee Income of $590,693,325 in 2012 from the assigned deposits.

Administrative service fees of $391,660,532 were expensed in accordance with the Administrative Services Agreements in 2012. The Company has expensed $118,511,164 in fees to principals in accordance with the Management Agreements in 2012. The Statement of Financial Condition includes $17,865,013 of net payables related to the Management Agreements. The Parent allocated costs of $24,000,000 to the Company for general administrative services provided during the year. Included in payable to affiliates at December 31, 2012 is $1,710,838 of allocated costs and tax payable to the Parent. The Statement of Financial Condition also includes receivables from affiliates of $724,056 and payables to affiliates of $428,214 related to inter-company transactions.

7. Dividends to Parent

During 2012, the Company paid dividends to its Parent in the amount of $68,000,000. As a registered securities broker-dealer, SEC Rule 15c3-1 requires the Company to provide written notice to its regulator for any such dividend or capital distribution should certain criteria be met. The regulator may prohibit the Company from making future cash dividend payments to the Parent if the resulting reduction to shareholder's equity would meet or exceed the defined criteria.

8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company's net capital of $21,273,498 was $18,351,288 in excess of its required minimum net capital of $2,922,210. The Company's ratio of aggregate indebtedness to net capital was 2.06 to 1 as of December 31, 2012.

9. Credit Risk and Financial Guarantees

The Company maintains its cash in bank depository accounts, which, at times, may exceed federally insured limits. The Company selects depository institutions based, in part, upon management's review of the financial stability of the institutions. To date, the Company has experienced no losses in its depository accounts. At December 31, 2012 approximately 98.7% of cash and cash equivalents were held at three institutions.

The Company clears securities transactions through the clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from counterparties' failure to fulfill their contractual obligations. This right applies to all trades executed through the clearing broker, and therefore the Company believes there is no maximum amount assignable to this right. At December 31, 2012, the Company did not have material liabilities with regard to this right.

The Company is further exposed to credit risk for commissions receivable from the clearing broker and other unaffiliated institutions. Such credit risk is generally limited to the amount of receivable from brokers, dealers, and clearing organization.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

10. Commitments and Contingencies

In the ordinary course of business, the Company is involved in lawsuits and other claims. Management will continue to respond appropriately to these lawsuits and claims and vigorously defend the Company's interests. The settlement of these matters, whether leading to gains or losses to the Company, is reflected in Other in the Company's Statement of Income. The Company has errors and omissions (E&O) and other insurance to provide protection against certain losses that arise in such matters, although such insurance may not cover the costs or losses incurred by the Company.

On July 8, 2010, the Company entered into a Limited Guarantee Agreement (the "Agreement") in favor of Bank of America, N.A. as administrative agent of NFP's credit agreement. The Agreement guarantees to the administrative agent for the ratable benefit of the lenders party to NFP's credit agreement and their respective successors, indorsees, transferees, and assigns, the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of NFP's obligations under its credit agreement and related loan documents up to a maximum of $10 million. The guarantee remains in effect until all of NFP's obligations under its credit agreement and related loan documents have been paid in full and the lenders' commitments under NFP's credit agreement have been terminated. In addition, if an event of default under NFP's credit agreement occurs and is continuing, NFP has agreed that each subsidiary guarantor under its credit agreement, including the Company, must, to the extent it is not prohibited by law from doing so, distribute cash on hand (other than an aggregate $10 million among all subsidiary guarantors) to NFP at least monthly unless such cash is subject to a perfected first priority security interest in favor of the administrative agent. Subsequent to December 31, 2012, NFP entered into a new credit agreement and the Agreement was terminated.

11. Subsequent Events

Subsequent to December 31, 2012, NFP entered into a new credit agreement and the Agreement was terminated. Under the new credit agreement, the Company will only be required to provide a limited guaranty of up to a maximum of $10 million to the extent that NFP's Advisor Services Group business segment accounts for more than 20% of EBITDA (as such term is defined in the credit agreement) of NFP and its Subsidiaries (as such term is defined in the credit agreement), on a consolidated basis, for the period of four consecutive fiscal quarters then most recently ended.

On January 28, 2013 the Company declared a $5,000,000 dividend to its Parent, effective and paid January 31, 2013.

The company has performed an evaluation of subsequent events from January 1, 2013 through February 25, 2013 the date of issuance of the financial statements. There have been no subsequent events that would require recognition in the financial statements as of December 31, 2012.

Supplementary Schedule

NFP Securities, Inc.
Supplementary Schedule I - Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2012

Net capital		
Total shareholder's equity	$	48,298,047
Less: Nonallowable assets		
Receivables from affiliates		724,056
Other receivables		9,472,032
Property and equipment		3,403,812
Contractual commitment		10,000,000
Other assets and deductions		3,230,682
Tentative net capital		21,467,465
Haircuts on securities		
Haircut on other securities		131,243
Haircut on common stock		62,724
Total net capital		21,273,498
Aggregate indebtedness		
Items included in statement of financial condition		
Payable for concessions, commissions and fees		16,618,211
Accounts payable and other accrued liabilities		6,588,231
Payable to affiliates		20,626,680
Total aggregate indebtedness		43,833,122
Computation of basic net capital requirement		
Minimum net capital required to be maintained (the greater of $250,000 or 6-2/3% of aggregate indebtedness)		2,922,210
Excess net capital	$	18,351,288
Ratio of aggregate indebtedness to net capital		2.06

There were no material differences between the computed net capital and aggregate indebtedness as contained herein and the Company's computation as of December 31, 2012, in the Company's Part II (unaudited) FOCUS report dated January 25, 2013.

NFP Securities, Inc.
Supplementary Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
December 31, 2012

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in subparagraph (k)(2)(ii) of the Rule and is not required to maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers.

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